UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

CELANESE AG

(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION

(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       X               Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No      X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                .

CELANESE AG

On April 11, 2006 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued the Invitation to the Annual General Meeting of Celanese AG, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
99.1	Invitation to the Annual General Meeting of Celanese AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: /s/ Peter Jakobsmeier

Name:	Peter Jakobsmeier
Title:	Member of the Management Board (Chief Financial Officer)

Date: April 11, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Invitation to the Annual General Meeting of Celanese AG